UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 16, 2013

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Barclays appoints Group Finance Director dated  16 July 2013

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: July 16,  2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: July 16, 2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

16 July 2013

Barclays appoints Group Finance Director

Barclays PLC and Barclays Bank PLC ("Barclays") announce that Tushar Morzaria will be appointed as Group Finance Director to succeed Chris Lucas in this role.  Chris announced in February 2013 his intention to retire.

Mr Morzaria is expected to begin work at Barclays in the autumn of 2013, at which point he will join the Executive Committee, reporting to Group Chief Executive Antony Jenkins. He will join the Board as an Executive Director with effect from 1 January 2014.  This will allow for an orderly handover of responsibilities from Chris Lucas, who will remain accountable for financial reporting for 2013. Mr Lucas will remain on the Board as Group Finance Director and a member of the Executive Committee until his retirement as Group Finance Director on 28 February 2014, at which point Mr Morzaria will take up his responsibilities in full.

Mr Morzaria is currently Chief Financial Officer, Corporate and Investment Banking at JP Morgan Chase, where he has spent the majority of his career. A qualified chartered accountant, he has previously also held roles in the finance functions of Credit Suisse and SG Warburg.

Commenting on the appointment Antony Jenkins, Group Chief Executive, Barclays said:

"I am delighted to welcome Tushar to Barclays.  He is an accomplished professional with first class strategic financial management experience built up over 20 years, including the last four as a key leader in JP Morgan Chase's Corporate and Investment Bank. He will bring a welcome new perspective to what is a pivotal role, and I am very much looking forward to working with him as we transform Barclays into the 'Go-To' bank.

"I want to note our huge gratitude to Chris Lucas for his dedicated service to Barclays, and thank him particularly for his role in ensuring that our business has remained financially strong during the financial crisis and since. It is a typical mark of his commitment and professionalism that he has agreed to stay on as Group Finance Director until the end of February to complete this reporting cycle and support Tushar as he learns about the business."

Tushar Morzaria said:

"I am looking forward to returning to the UK to lead Barclays' finance function.  The work which Antony, together with the Executive Committee and the Board, have done over the last nine months has really begun the process of restoring trust in Barclays.  I am excited at the opportunity to be part of the leadership team which will deliver on the promised change in performance and culture."

There are no other details that are required to be disclosed in respect of Mr Morzaria's appointment under Paragraph 9.6.13 of the Listing Rules of the UK Listing Authority.

-ENDS-

For further information, please contact:

Barclays Investor Relations                                       Barclays Media Relations
Charlie Rozes                                                                Giles Croot
+44 (0)20 7116 5752                                                      +44 (0)20 7116 4755

Notes to Editors:

About Barclays

Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth and investment management with an extensive international presence in Europe, the Americas, Africa and Asia. Barclays' purpose is to help people achieve their ambitions - in the right way.

With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com.

Key compensation arrangements for Tushar Morzaria

Tushar Morzaria's compensation arrangements will reflect his role and responsibilities.

The compensation arrangements have been benchmarked against a peer group of global universal banks, industrial companies and financial services institutions.  Mr Morzaria's annual salary will be £800,000 and his annual incentive award opportunity will be up to a maximum of 250% of salary (as at the date of award).

Mr Morzaria will be eligible to be considered for the grant of an award under the Barclays LTIP with a total maximum market value in any one year of an amount up to 400% of salary, calculated at the date of grant of any such award.  The next Barclays LTIP award will be for the performance period that commences 1 January 2014.

Any deferred and long term awards granted to Mr Morzaria by JP Morgan Chase which are forfeited as a result of him accepting his new role at Barclays will be replaced with a Barclays share award of equivalent value to the forfeited awards which will vest over the same time period (as closely as possible) as the forfeited awards.

Mr Morzaria will be eligible to receive a cash allowance in lieu of pension of 25% of his salary, per annum.

On-going arrangements with Chris Lucas

During the period until his retirement, Chris Lucas will continue to be paid in line with his current arrangements and will be eligible for consideration for a bonus with respect to 2013.

Tushar Morzaria profile

Tushar Morzaria qualified as a chartered accountant in the UK in 1993 before moving into banking.  He has spent the majority of his career in a variety of roles at JP Morgan Chase both in London and New York.

Born in Uganda, he moved to the UK in 1971.  Tushar is a British citizen.  He is married with two children.

2005 - 2013 JPMorgan Chase
CFO, CIB (New York) since July 2012
CFO, IB (New York) 2010-2012
Global Controller, IB (New York) 2009-2010
CFO, EMEA & Global CFO, Fixed Income, IB 2005-2009

2002 - 2005 Credit Suisse Investment Bank
Global Controller, Derivatives
European Controller, Fixed Income

1995 - 2002 JPMorgan

1994 SG Warburg

1990 - 1993 Coopers & Lybrand Deloitte

Education and Training
1993     ACA
1990     BSc (Hons) Computer Science & Accounting, Manchester University